EXHIBIT 99.1

O2Micro Reports Fourth Quarter Financial Results

GEORGE TOWN, Grand Cayman, Jan. 27, 2011 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM) reported its financial results today for the fourth quarter of fiscal 2010, ending December 31, 2010.

Financial Results for the Fourth Quarter ending 12/31/2010:

Revenue was $30.2 million in the fourth quarter of 2010. This was down 10.6% from the prior quarter and 6.8% from the year-ago period. Gross margin was 60.2% in Q4 2010. This was 171 basis points less than the third quarter and 47 basis points lower than the comparable year-ago quarter. Q4 operating expenses consisted of R&D expense of $8.1 million and SG&A expense of $7.6 million. This resulted in total operating expenses of $15.7 million in the fourth quarter of 2010, compared to $15.5 million in Q3 2010 and $16.9 million in the year-ago quarter. In the fourth quarter of 2010, the company recorded a GAAP operating margin of 8.2%. This operating margin was down from 16.1% in Q3 2010 and down from 8.4% in the year-ago quarter.

Pretax income from continuing operations was $2.9 million in the fourth quarter of 2010 and income taxes were $54,000 during the period. This compares with $5.5 million and $449,000 in pretax income and income taxes in Q3 2010 and $2.9 million and $559,000 in Q4 2009, respectively.

During the fourth quarter of 2010, the company discontinued the operations of its network security business. This resulted in a loss from discontinued operations of $3.5 million after taxes in Q4 2010. Historical revenue and expenses have also been reclassified to adjust for the discontinued operations and yield a comparable loss from discontinued operations of $3.4 million in Q3 2010 and $1.4 million in Q4 2009. After including losses from discontinued operations, the GAAP net loss was $636,000 in the fourth quarter of 2010, compared to GAAP net income of $1.7 million in the third quarter of 2010 and GAAP net income of $962,000 million in the fourth quarter of 2009. The corresponding net loss per ADS was $0.02 in Q4 2010, compared to net income per ADS of $0.05 and $0.03 in Q3 2010 and Q4 2009, respectively. The impact of the discontinued operations reduced GAAP results per ADS by $0.10 in Q4 2010, $0.10 in Q3 2010, and $0.03 in Q4 2009.

Hence, the GAAP net income per ADS for continuing operations was $0.08 per ADS in Q4 2010, compared to $0.15 in Q3 2010 and $0.06 in Q4 2009.

Financial Results for the Twelve Months ending 12/31/2010:

Revenue increased from $124.3 million in 2009 to $137.8 million in 2010. This represents 10.9% year-to-year growth. The gross margin was 61.4% in 2010 and increased by 173 basis points over last year. Operating expenses were $62.1 million in 2010, down from operating expenses of $70.2 million in 2009. As a result, the GAAP operating margin from continuing operations increased from 3.2% in 2009 to 16.3% in 2010. Pretax income from continuing operations was $23.4 million in 2010, up from $5.3 million in 2009. Income tax expense was $1.3 million in 2010 and $1.7 million in 2009. Additionally, the company discontinued the operations of its network security business in the fourth quarter of 2010 and reclassified the revenue and expense as discontinued business. The after tax loss for discontinued business was $9.8 million in 2010 and $6.4 million in 2009. After reflecting the discontinued operation, the GAAP net income was $12.2 million in 2010 and this reversed a GAAP net loss of $2.8 million in 2009. The GAAP net income per fully diluted ADS was $0.35 in 2010 and reversed a GAAP net loss of $0.08 in 2009. The discontinued operation reduced GAAP results per ADS by $0.28 and $0.18 in fiscal 2010 and 2009, respectively.

Supplementary Data:

The company concluded the fourth quarter of 2010 with $111.0 million in unrestricted cash and short-term investments, or $3.31 per outstanding ADS. The ending cash balance comes after the repurchase of 100,000 ADS units in the fourth quarter for approximately $576,000. The accounts receivable balance was $13.2 million and represented 41 days sales outstanding at the end of Q4 2010. Inventory was $13.7 million. Inventory stood at 105 days at the end of the fourth quarter and turned over 3.4 times during Q4 2010. As of December 31, 2010, the company had $124.1 million in working capital and the book value was $179.7 million, or $5.36 per outstanding ADS.

As of December 31, 2010, O2Micro International Limited counted 731 employees, including 395 engineers.

Management Commentary:

Sterling Du, Chairman and CEO, remarked, "The year began on a high note and slowed down as the inventory correction ran its course. As we enter 2011, the supply chain looks much healthier and our products are well positioned to address both core markets and new areas alike." Mr. Du continued, "We're looking forward to strong sales of power products and ramping up our business in new markets."

Conference Call: O2Micro will hold its fourth quarter conference call on January 27, 2011 at 3:00 p.m. PST, 6:00 p.m. EST. You may participate using the following dial-in information.

In the US and CANADA:	877-604-9670, pass code #9578342
INTERNATIONAL participants:	719-325-4834, pass code #9578342

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code #9578342
INTERNATIONAL participants:	719-457-0820, pass code #9578342

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and e-commerce components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, and SmartCardBus®.

O2Micro International maintains an extensive portfolio of intellectual property with 15,621 patent claims granted, and over 16,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Years Ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)	(Audited)
NET SALES	$30,187	$32,381	$137,789	$124,294

COST OF SALES	12,006	12,727	53,205	50,139

GROSS PROFIT	18,181	19,654	84,584	74,155

OPERATING EXPENSES (INCOME)
Research and development (1)	8,135	7,712	31,055	29,128
Selling, general and administrative (1)	7,561	9,207	31,087	41,055
Total Operating Expenses	15,696	16,919	62,142	70,183

INCOME FROM OPERATIONS	2,485	2,735	22,442	3,972

NON-OPERATING INCOME
Interest income	205	160	927	1,308
Foreign exchange gain (loss) – net	25	(10)	(150)	31
Other – net	162	35	151	30
Total Non-operating Income	392	185	928	1,369

INCOME FROM CONTINUING OPERATIONS BEFORE
INCOME TAX	2,877	2,920	23,370	5,341

INCOME TAX EXPENSE	54	559	1,325	1,740

NET INCOME FROM CONTINUING OPERATIONS	2,823	2,361	22,045	3,601

LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX (1)	3,459	1,399	9,843	6,418

NET INCOME (LOSS)	(636)	962	12,202	(2,817)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	1,404	30	2,583	287
Unrealized gain (loss) on available-for-sale securities	(307)	1,073	1,687	2,006
Unrealized pension gain (loss)	(188)	4	(183)	9
Total Other Comprehensive Income	909	1,107	4,087	2,302

COMPREHENSIVE INCOME (LOSS)	$273	$2,069	$16,289	$(515)

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$0.08	$0.07	$0.65	$0.10
Discontinued operations	(0.10)	(0.04)	(0.29)	(0.18)
	$(0.02)	$0.03	$0.36	$(0.08)

DILUTED EARNINGS PER ADS
Continuing operations	$0.08	$0.06	$0.63	$0.10
Discontinued operations	(0.10)	(0.03)	(0.28)	(0.18)
	$(0.02)	$0.03	$0.35	$(0.08)

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	33,467	36,581	34,133	36,820
Diluted (in thousands)	33,467	37,228	35,057	36,820

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$216	$248	$923	$1,078
Selling, general and administrative	$725	$543	$2,905	$2,215
Discontinued operations	$13	$19	$66	$102

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	December 31,	December 31,
	2010	2009
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$42,277	$38,831
Restricted cash	562	236
Short-term investments	68,728	74,502
Accounts receivable – net	13,239	14,556
Inventories	13,683	9,457
Prepaid expenses and other current assets	2,434	3,342
Total Current Assets	140,923	140,924

LONG-TERM INVESTMENTS	20,676	15,190

PROPERTY AND EQUIPMENT – NET	29,739	30,570

OTHER ASSETS
Intangible assets	1,936	4,266
Restricted assets – net	--	1,443
Other Assets	4,360	4,921
Total Other Assets	6,296	10,630

TOTAL ASSETS	$197,634	$197,314

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$8,299	$8,760
Income tax payable	494	411
Accrued expenses and other current liabilities	8,031	7,731
Total Current Liabilities	16,824	16,902

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	679	498
Long-term income tax liabilities	302	341
Other liabilities	129	129
Total Other Long-Term Liabilities	1,110	968

Total Liabilities	17,934	17,870

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,675,021,100 and 1,809,461,200 shares as of December 31, 2010 and 2009, respectively	34	36
Additional paid-in capital	135,703	142,679
Retained earnings	36,937	33,214
Accumulated other comprehensive income	7,602	3,515
Treasury stock – 5,000,000 shares and nil as of December 31, 2010 and 2009, respectively	(576)	--
Total Shareholders' Equity	179,700	179,444

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$197,634	$197,314
CONTACT: Gary E. Abbott
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: gary.abbott@o2micro.com